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                             December 5, 2023

       Thomas J. Chmelik
       Senior Executive Vice President and Chief Financial Officer MainStreet Bancshares, Inc.
       10089 Fairfax Boulevard
       Fairfax, VA 22030

                                                        Re: MainStreet
Bancshares, Inc.
                                                            Form 10-K For the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q For the
Fiscal Quarter Ended September 30, 2023
                                                            File No. 001-38817

       Dear Thomas J. Chmelik:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K For the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Funding Activities, page 46

   1. We note that your brokered deposits totaled $317.3 million and $245.5 million at
                                                        December 31, 2022, and
December 31, 2021, respectively. In future filings, identify which lines in your
deposits table include your brokered deposits. In addition, please provide a more fulsome
discussion of these brokered deposits, with details including a description of what
comprises these deposits (e.g., which services, whether they include deposits from listing
services or CDARS, any concentrations, etc.), the maturity/holding period (e.g., demand,
term, etc.), the reasons for changes in your balances and
                                                        composition of these
deposits from period to period, and the impacts, if any, that brokered deposits have had on
your interest expense, net interest income, and deposit beta.
 Thomas J. Chmelik
FirstName
MainStreetLastNameThomas
           Bancshares, Inc. J. Chmelik
Comapany5,
December  NameMainStreet
             2023           Bancshares, Inc.
December
Page 2    5, 2023 Page 2
FirstName LastName
Form 10-Q For the Fiscal Quarter Ended September 30, 2023

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of
Operations
Net Loans, page 33

2.       Given the significance of commercial real estate (   CRE   ) in your
total loan portfolio,
         please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations, and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.), if any. In addition, revise to describe the specific details of any related risk management policies, procedures, or other actions undertaken by management in response to the current environment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Henderson at 202-551-3364 or Cara Lubit at 202-551-5909 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Finance